

July 8, 2010

Mr. Ron Hassen
Controller
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York NY, 10006

     Re: **The NASDAQ OMX Group, Inc.**
             Form 10-K for the year ended December 31, 2009
             Definitive Proxy Statement filed April 16, 2010
             File No. 000-32651

Dear Mr. Hassen:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief